UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GameSquare Holdings, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

36468G103

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

c/o Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Richard D. Dusenbury

Greenberg Traurig, LLP

2200 Ross Avenue, Suite 5200

Dallas, TX 75201

July 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,342,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,342,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,342,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,385
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 168,385
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,342,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,342,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,342,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,121,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,121,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,121,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,121,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,121,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,121,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff Jones Strategic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,964,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,964,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,964,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) is being filed by Goff Family Investments, LP (“Family Investments”), Goff Capital, Inc. (“Goff Capital”), John C. Goff 2010 Family Trust (“Goff Family Trust”), JCG 2016 Holdings, LP (“Holdings”), JCG 2016 Management, LLC (“Holdings GP”), Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC) (“Goff Jones”), Travis Goff and John C. Goff (each a “Reporting Person” and, collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed on April 20, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 23, 2023, and Amendment No. 2 to the Original Schedule 13D, filed on March 11, 2024 (the “Prior Amendments” and, together with the Original 13D and this Amendment No. 3, this “Schedule 13D”) relating to the common shares, no par value (the “Common Shares”), of GameSquare Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D, as amended by the Prior Amendments. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

This Amendment No. 3 is being filed to report, among other things, (i) that Goff NextGen Holdings, LLC (“Goff NextGen”) no longer beneficially owns any Common Shares as a result of a distribution of Common Shares previously held by it to its members, Family Investments and Holdings (the “Distribution”), (ii) that the warrants to purchase Common Shares (the “Warrants”) held by certain of the Reporting Persons will become exercisable on September 8, 2024, and (iii) that the Issuer granted certain options to purchase Common Shares to Travis Goff on August 16, 2024.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented to remove Goff NextGen as a Reporting Person as a result of the Distribution completed on June 24, 2024.

“The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Goff Family Investments, LP (“Family Investments”);

Goff Capital, Inc. (“Goff Capital”);

John C. Goff 2010 Family Trust (“Goff Family Trust”);

JCG 2016 Holdings, LP (“Holdings”);

JCG 2016 Management, LLC (“Holdings GP”);

Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC) (“Goff Jones”)

Travis Goff; and

John C. Goff.

Each of the Reporting Persons, except Family Investments, Goff Jones, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Holdings GP is a limited liability company. Goff Capital is a corporation. Holdings is a limited partnership. Goff Family Trust is a Texas trust. Family Investments is a limited partnership organized under the laws of the State of Delaware. Goff Jones is a limited liability company organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States. Travis Goff serves as a member of the Board of Directors of the Issuer (the “Board”). The address of the principal office of the Reporting Persons is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies. The remaining Reporting Persons are principally engaged in the business of investments in securities, including in securities of the Issuer.

Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Exchange Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons, see Item 5 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.”

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The Warrants issued pursuant to the Subscription Agreements become exercisable on September 8, 2024. As a result, the beneficial ownership of certain of the Reporting Persons may be deemed to have increased on July 10, 2024, the date on which the Warrants became exercisable within 60 days.

On August 16, 2024, the Issuer granted Travis Goff, in consideration for his service on the Issuer’s board of directors, an option to purchase 129,246 Common Shares, at an exercise price of $1.10 per share, subject to vesting as follows: (i) 91,746 shares were vested on the date of grant, (ii) 18,750 shares vest on September 30, 2024, and (iii) 18,750 shares vest on December 31, 2024.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 31,193,243 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on August 12, 2024 and the RSUs, options and warrants, if any, beneficially owned by the reporting person if convertible to Common Shares within 60 days of this Schedule 13D (with such securities treated as converted into Common Shares only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goff Family Investments, LP	221,227	0.7%	0	221,227	0	221,227
Goff Capital, Inc.	221,227	0.7%	0	221,227	0	221,227
JCG 2016 Holdings, LP	6,121,426	19.2%	0	6,121,426	0	6,121,426
JCG 2016 Management, LLC	6,121,426	19.2%	0	6,121,426	0	6,121,426
John C. Goff 2010 Family Trust	6,342,653	19.9%	0	6,342,653	0	6,342,653
Goff Jones Strategic Partners, LLC	4,964,029	15.6%	0	4,964,029	0	4,964,029
John C. Goff	6,342,653	19.9%	0	6,342,653	0	6,342,653
Travis Goff	168,385	0.5%	168,385	0	168,385	0

Holdings is the record holder of 1,157,397 Common Shares. Travis Goff is the record holder of 50,429 Common Shares, 112,561 options(1) which are currently exercisable, or exercisable within 60 days, for Common Shares, and 5,395 warrants(1) which will be exercisable within 60 days, for Common Shares. Family Investments is the record holder of 221,227 Common Shares. Goff Jones is the record holder of 4,316,547 Common Shares and 647,482 warrants which will be exercisable within 60 days for Common Shares(2). Goff Capital, as general partner to Family Investments, may be deemed to beneficially own the securities held of record by Family Investments. Holdings exercises shared voting and dispositive control over the Issuer’s securities held by Goff Jones and may be deemed to beneficially own the securities held of record by Goff Jones. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the securities held of record by Holdings and Goff Jones. Goff Family Trust is the sole shareholder of Goff Capital and Holdings GP and may be deemed to beneficially own the securities held of record by Holdings, Family Investments and Goff Jones. John C. Goff is the sole trustee of the Goff Family Trust, and consequently, he may be deemed to beneficially own the securities held of record by Holdings, Family Investments and Goff Jones. Each of Holdings, Travis Goff, Family Investments, Goff Jones, Goff Capital, Holdings GP, Goff Family Trust and John C. Goff disclaims beneficial ownership of all such securities except to the extent of his, her or its pecuniary interest therein, if any.

(c) Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

(1)

Includes 1) 5,395 warrants granted by the Issuer to Travis Goff on March 8, 2024 pursuant to the Subscription Agreement with Travis Goff, which are exercisable six months after the date of issuance on a one-to-one basis for Common Shares at a price of $1.55 per share and will expire five years after the initial exercise date, and 2) 112,561 options granted by the Issuer to Travis Goff on August 16, 2024 in connection with his service on the board of the Issuer, of which 91,746 options vested on the grant date and 18,750 will vest on September 30, 2024. The options granted on August 16, 2024 are exercisable on a one-to-one basis for Common Shares at a price of $1.10 per share and will expire 5 years after the initial grant date.

(2)

Includes 647,482 warrants granted by the Issuer to Goff Jones on March 8, 2024 pursuant to the Subscription Agreement with Goff Jones, which are exercisable six months after the date of issuance on a one-to-one basis for Common Shares at a price of $1.55 per share and will expire five years after the initial exercise date.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2024

Travis Goff

By:	/s/ Travis Goff
Name: Travis Goff

John C. Goff

By:	/s/ John C. Goff
Name: John C. Goff

JCG 2016 Holdings, LP By: its General Partner, JCG 2016 Management, LLC
By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

Goff Family Investments, LP By: its General Partner, Goff Capital, Inc.
By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

Goff Capital, Inc.
By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

John C. Goff 2010 Family Trust
By:	/s/ John C. Goff
Name: John C. Goff
Title: Sole Trustee

JCG 2016 Management, LLC
By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

Goff Jones Strategic Partners, LLC
By:	/s/ Travis Goff
Name: Travis Goff
Title: Authorized Representative